Truleo, Inc.



ANNUAL REPORT

1 E Erie St #525

Chicago , IL 60611

(312) 371-3160

http://truleo.co

This Annual Report is dated April 14, 2023.

BUSINESS

Truleo, Inc. ("Truleo" or the "Company") is a police body camera analytics company that automates supervision, facilitates coaching, & promotes police professionalism.

Trust in the police is low. We don't know who are good cops and who are bad cops. Although most cops wear body cameras, based on our research and user feedback less than 2% of their videos are reviewed by supervisors. Truleo automatically processes 100% of a department's videos and creates "baseball card stats" for cops. We analyze officers' language and reward high levels of professionalism.

18,000 police departments in the United States have created millions of hours of police body camera videos. Truleo sells annual subscriptions and charges $20 - $50 per officer, per month to access, structure, and analyze those videos. Although the department is the user, the decision made is a combination of the Chief of Police, Mayor, and/or City Manager.

Body camera data needs to be analyzed so that we can a) reward good officers b) remove or retrain bad officers and c) train new officers. Departments pay Truleo an annual licensing fee to transcribe and analyze all of their body camera videos and provide access to curated results.

Sources:

https://www.forbes.com/sites/emilywashburn/2023/02/03/america-less-confident-in-police-than-ever-before-a-look-at-the-numbers/?sh=1740bbb36afb

https://www.truleo.co/resources

https://www.truleo.co/alameda-case-study

https://www.globenewswire.com/news-release/2022/05/10/2440094/0/en/Body-Worn-Camera-Market-will-Touch-USD-368-95-Billion-at-an-Admirable-CAGR-of-72-3-by-2030-Report-by-Market-Research-Future-MRFR.html

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $500,000.00

Number of Securities Sold: 500,000

Use of proceeds: Startup Funds.

Date: September 07, 2021

Offering exemption relied upon: 501 reg D - accredited investor

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $2,000,000.00

Number of Securities Sold: 197,000

Use of proceeds: Startup Funds.

Date: September 10, 2021

Offering exemption relied upon: 501 reg D - accredited investor

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $3,000,000.00

Number of Securities Sold: 395,257

Use of proceeds: Startup Funds.

Date: September 16, 2022

Offering exemption relied upon: 501 reg D - accredited investor

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2021 was $195,250 compared to $1,606,151 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 revenues increased because we added more customers.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $100,176 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 cost of sales increased because we added more customers.

Gross margins

Gross margins for fiscal year 2021 were $195,250 compared to $1,505,974 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 margins increased because we added more customers.

Expenses

Expenses for fiscal year 2021 were $1,075,383 compared to $3,698,866 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we had fewer employees. 2022 costs increased because we added headcount to engineering, marketing, and sales.

Historical results and cash flows:

The Company is currently in the initial production stage and generating revenues. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect to continue to invest heavily in our product, service, and IP portfolio. Past cash was primarily generated through equity investments. Our goal is to generate $2,500,000 in revenue in 2023.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $848,709.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tejas Attreya Shastry

Tejas Attreya Shastry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: September, 2021 - Present

Responsibilities: I oversee the product, technology, and data science teams at Truleo. $250,000 annual salary & 500,000 Founder's Equity Common Shares.

Position: Board Director

Dates of Service: June, 2021 - Present

Responsibilities: Managing the overall business and affairs of the company.

Other business experience in the past three years:

Employer: GreenKey Technologies

Title: Co-Founder and Chief Product Officer

Dates of Service: September, 2016 - September, 2021

Responsibilities: I oversaw product, technology, and data science teams at GreenKey.

Name: Anthony Michael Tassone

Anthony Michael Tassone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Co-Founder

Dates of Service: October, 2021 - Present

Responsibilities: I am the Chief Executive Officer overseeing the company's commercial and product strategies. I am especially involved in the day to day workings of sales and marketing. $300,000 annual salary & 500,000 Founder's Equity Common Shares.

Position: Board Director

Dates of Service: June, 2021 - Present

Responsibilities: Managing the overall business and affairs of the company.

Other business experience in the past three years:

Employer: GreenKey Technologies

Title: CEO & Founder

Dates of Service: January, 2014 - September, 2021

Responsibilities: I was the Chief Executive Officer overseeing the company's commercial and product strategies. I was especially involved in the day to day workings of sales and marketing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Tejas Shastry

Amount and nature of Beneficial ownership: 500,000

Percent of class: 50.0

Title of class: Common Stock

Stockholder Name: Anthony Tassone

Amount and nature of Beneficial ownership: 500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Seed Preferred Stock, and Seed 2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 89,427 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 1,277,500 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

For further information on the material rights of this class of securities, please see the Third Amendment to Certificate of Incorporation of Truleo, Inc., attached to the Offering Memorandum as Exhibit F.

The total amount outstanding includes 15,449 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 252,051 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, or Winding Up. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up or Deemed Liquidation of the Company, all shares of Preferred Stock shall rank senior to Common Stock.

Dividends. Holders of Preferred Stock shall no have no special rights or privileges with regard to dividends.

Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Seed Preferred Stock.

Material Rights

There are no material rights associated with Seed Preferred Stock.

Seed 2 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 395,257 outstanding.

Voting Rights

There are no voting rights associated with Seed 2 Preferred Stock.

Material Rights

There are no material rights associated with Seed 2 Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Truleo, Inc. was formed on 06/16/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truleo Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2023.

Truleo, Inc.

By   /s/ *Anthony Michael Tassone*

      Name: Truleo, Inc.

      Title: CEO, principal accounting officer, Director

Exhibit A

FINANCIAL STATEMENTS

TRULEO, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Truleo, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Truleo, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 17, 2023
Los Angeles, California

TRULEO INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,169,907	$	458,489
Acccounts Receivable, net		121,480		240,000
Prepaids and Other Current Assets		88,639		71,319
Total Current Assets		**1,380,025**		**769,808**
Total Assets	**$**	**1,380,025**	**$**	**769,808**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	48,208	$	65,769
Deferred Revenue		132,579		68,750
Other Current Liabilities		20,741		14,412
Total Current Liabilities		**201,528**		**148,931**
Total Liabilities		**201,528**		**148,931**
STOCKHOLDERS EQUITY				
Common Stock		1,256		1,243
Series Seed Stock		895		698
Additional Paid in Capital		5,501,268		1,499,078
Treasury Stock		(1,249,488)		-
Retained Earnings/(Accumulated Deficit)		(3,075,435)		(880,141)
Total Stockholders' Equity		**1,178,497**		**620,877**
Total Liabilities and Stockholders' Equity	**$**	**1,380,025**	**$**	**769,808**

See accompanying notes to financial statements.

TRULEO INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 1,606,151	$ 195,250
Cost of Goods Sold	100,176	-
Gross profit	1,505,974	195,250
Operating expenses		
General and Administrative	3,326,037	890,843
Sales and Marketing	375,231	184,548
Total operating expenses	3,701,268	1,075,391
Operating Income/(Loss)	(2,195,294)	(880,141)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(2,195,294)	(880,141)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (2,195,294)**	**$ (880,141)**

See accompanying notes to financial statements.

TRULEO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Seed Preferred Stock		Additional Paid In	Treasury Stock		Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	(Accumulated Deficit)	Equity
Inception- June 16, 2021									
Issuance of Stock	1,010,000 $	1,010	697,500 $	698	$ 1,499,060				$ 1,500,768
Issuance of Restricted Stock	232,500	233			18				250
Net income/(loss)								(880,141)	(880,141)
Balance—December 31, 2021	1,242,500	1,243	697,500	698	1,499,078	-		$ (880,141)	$ 620,877
Issuance of Stock	-	-	395,257	395	3,999,790				4,000,185
Issuance of Restricted Stock	90,000	90			2,401				2,491
Cancelled restricted shares	(76,957)	(77)							(77)
Stock Repurchase			(197,500)	(198)		197,500	(1,249,488)		(1,249,685)
Net income/(loss)								(2,195,294)	(2,195,294)
Balance—December 31, 2022	1,255,543 $	1,256	895,257 $	895	$ 5,501,268	197,500 $	(1,249,488)	$ (3,075,435)	$ 1,178,497

See accompanying notes to financial statements.

TRULEO INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(2,195,294)	$ (880,141)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		-	-
Amortization of Intangibles		-	-
Share-based Compensation		2,401	250
Changes in operating assets and liabilities:			
Acccounts receivable, net		118,520	(240,000)
Prepaids and Other Current Assets		(17,320)	(71,319)
Accounts Payable		(17,561)	65,769
Deferred Revenue		63,829	68,750
Other Current Liabilities		6,329	14,412
Net cash provided/(used) by operating activities		**(2,039,095)**	**(1,042,279)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	-
Purchases of Intangible Assets		-	-
Net cash provided/(used) in investing activities		**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		4,000,198	1,500,768
Stock repurchase		(1,249,685)	
Net cash provided/(used) by financing activities		**2,750,513**	**1,500,768**
Change in Cash		711,418	458,489
Cash—beginning of year		458,489	-
Cash—end of year	$	**1,169,907**	$ **458,489**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Truleo Inc. was incorporated on June 16, 2021, in the state of Delaware. The financial statements of Truleo Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Truleo analyzes police body camera videos using artificial intelligence to help promote police professionalism. Truleo worked with FBI National Academy alumni to build models that deconstruct an officer's language into professionalism metrics to help agencies promote best practices, train new officers, improve wellness and mitigate risk.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $919,907 and $582,882, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Truleo Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the AI services intended for police body camera videos. The revenue comes from maintenance licenses and police departments.

Cost of sales

Costs of goods sold include cost of hosting & infrastructure.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $375,231 and $184,548, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	88,639	24,000
Accrued Revenue	-	47,319
Total Prepaids and Other Current Assets	$ 88,639	$ 71,319

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued expenses	20,741	14,412
Total Other Current Liabilities	$ 20,741	$ 14,412

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 1,255,543 shares and 1,242,500 shares have been issued and are outstanding, respectively.

Seed Preferred Stock

The Company is authorized to issue 1,000,000 shares of seed Preferred Shares with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 895,257 shares and 697,500 shares have been issued and are outstanding, respectively.

Seed 2 Preferred Stock

The Company is authorized to issue 1,000,000 shares of seed 2 Preferred Shares with a $0.001 par value. As of December 31, 2022, and December 31, 2021, no shares have been issued and are outstanding, respectively.

5.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 267,500 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	167,500	$ 0.02	
Vested	(97,188)		
Forfeited	-		-
Outstanding at December 31, 2021	70,312	$ 0.02	9.90
Granted	90,000	$ 0.02	
Vested	(29,744)	$ -	
Forfeited	(76,957)	$ -	
Outstanding at December 31, 2022	53,611	$ 0.02	8.90

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 and 2021 was $2,401 and $18, respectively.

6.   DEBT

The company has no debt outstanding as of December 31, 2022.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (669,565)	$ (292,806)
Valuation Allowance	669,565	292,806
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (962,371)	$ (292,806)
Valuation Allowance	962,371	292,806
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $662,616, and the Company had state net operating loss ("NOL") carryforwards of approximately $299,755. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through February 17, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,195,294, an operating cash flow loss of $2,039,095, and liquid assets in cash of $1,169,907, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Anthony Michael Tassone , Principal Executive Officer of Truleo, Inc., hereby certify that the financial statements of Truleo, Inc. included in this Report are true and complete in all material respects.

Anthony Michael Tassone

CEO, principal accounting officer, Director